~~Direct Owners/Executive Officers~~

~~Organization CRD Number: 7654 Organization~~Primary Business **Name: UBS SECURITIES LLC** BD Number: 7654
~~Organization SEC Number: 8-22651 Applicant Name: UBS SECURITIES LLC View IA Record~~

BD - AMENDMENT

03/04/2024

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

Yes N o

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	~~Domestic, Foreign, Individual~~**DE/ FE/ I**	**Title or Status**	**Date ~~Status~~ Acquired**	~~Ownership~~**Own. Code**	**Control ~~person~~Person**	~~Public Reporting Company~~**PR**	**CRD #~~, EIN, SSN~~(or S.S.No., IRS Tax #, Emp. ID)**
NIETO, CALLUM	~~Individual~~I	PRINCIPAL OPERATIONS OFFICER	01/2023	~~Less than 5%~~NA	N	N	6765482
HAZELWOOD, TRICIA	~~Individual~~I	~~MANAGING DIRECTOR, HEAD OF GLOBAL MARKETS AMERICAS~~PRESIDENT AND CHAIR OF THE BOARD	~~08~~02/~~2023~~2024	~~Less than 5%~~NA	Y	N	4232035
UBS AMERICAS INC	~~Domestic Entity~~DE	MEMBER, VOTING	10/2003	~~50% but less than 75%~~D	Y	N	061595848
VAN TASSEL, JAMES C	~~Individual~~I	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	~~Less than 5%~~NA	Y	N	2558212
MATTONE, RALPH MICHAEL	~~Individual~~I	PRINCIPAL FINANCIAL OFFICER	12/2016	~~Less than 5%~~NA	Y	N	1840894
LOFTUS, MICHAEL L	~~Individual~~I	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	~~Less than 5%~~NA	N	N	4176467
~~CAPANNA, DEREK EMMETT~~	~~Individual~~	~~PRESIDENT~~	~~02/2021~~	~~Less than 5%~~	~~Y~~	~~N~~	~~2401898~~
DIMARCO, PATRICK M	~~Individual~~I	CHIEF COMPLIANCE OFFICER	09/2023	~~Less than 5%~~NA	N	N	4549136